Exhibit 99.113

DeFi Technologies Provides Monthly Corporate Update:Valour Reports C$1.4 Billion (US$1.009 Billion) in AUM, and Monthly Net Inflows of C$48 Million (US$33.5 Million) in January 2025, Along with a Treasury Strategy Update

●	AUM & Robust Monthly Net Inflows: As of January 31, 2024, Valour reported C$1.4 billion (US$1.009 Billion) in assets under management (AUM), reflecting a 23% increase from the previous month, driven by rising digital asset prices and continued net inflows of C$48 million (US$33.5 million) in January, fueled by strong demand for ETPs such as XRP, SUI, and DOGE. Valour continues to experience record trading volumes and inflows, particularly following the launch of 20 new digital asset ETPs on the Spotlight Stock Market—the largest rollout in Valour’s history—expanding its portfolio to over 60 ETPs across European exchanges and further solidifying its position as a leading digital asset ETP issuer

●	Strong Financial Position: Valour ended January with a cash and USDT balance of approximately C$27.2 million (US$18.9 million), reflecting a 24.9% increase from the prior month. Loans payable remained steady at approximately C$8.3 million (US$6 million) primarily attributed to the ongoing Genesis restructuring.

●	Advanced Treasury Strategy: The Company also maintained a diversified portfolio of assets in its digital asset treasury, including 208.8 BTC (C$29,111,593 /US$20,324,987),14,375 SOL (C$4,286,865 / US$2,992,982), 121 ETH (C$602,810 / US$420,867), and 433,322 AVAX tokens (C$24,629,461 / US$17,195,674). The portfolio’s total value stood at approximately C$63.4 million (US$44.2 million), representing an 8.7% increase from the previous month due to an increase in digital asset prices compared to the previous month. The company may choose to rebalance or increase its treasury at any time using its current C$90.6 million (US$63.1 million) in cash, USDT, and treasury holdings.

●	DeFi Technologies Operated Validator Nodes: DeFi Technologies operates three validator nodes: one on Solana (SOL), one on CORE, and another on Cardano (ADA). The company stakes a portion of its C$526 million (US$367 million) in SOL on its validator node, generating an approximate 8% yield. If the entire current amount of SOL were staked, it would generate approximately C$42 million (US$29 million) in revenue annually. Additionally, on its CORE validator, the company stakes a portion of its BTC holdings, which total C$362 million (US$253 million), generating a yield between 6-8% on DeFi’s BTC and CORE holdings. On its Cardano validator, DeFi stakes a portion of its C$96.34 million (US$67.24 million) in AUM, generating an average 2.7% yield.

Toronto, Canada, February 5, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”) reports assets under management (“AUM”) of C$1.4 Billion (US$1.009 Billion) as of January 31, 2024, reflecting a 23% increase from the previous month, driven by rising digital asset prices and net inflows of C$48 million (US$33.5 million).

Net Inflows and Investor Confidence

In January, Valour had substantial net inflows of C$48 million (US$33.5 million), marking its second consecutive month surpassing US$30 million in inflows. This follows a record-breaking December 2024, which saw C$56 million (US$38.8 million) in net inflows. The continued momentum reflects strong investor confidence, growing demand for Valour’s diverse range of ETPs, and the impact of 20 newly introduced digital asset ETPs on the Spotlight Stock Market. This landmark expansion has reinforced Valour’s position as a market leader and underscored its commitment to delivering innovative investment opportunities.

Key Products Driving Inflows

A combination of established and newer ETP listings, including XRP, SUI, and DOGE drove the exceptional performance. Key contributors include:

●	VALOUR XRP SEK: C$10,264,622 (US$7,079,050)

●	VALOUR SUI SEK: C$9,591,330 (US$6,614,710)

●	VALOUR DOGE SEK: C$4,428,835 (US$3,054,369)

●	VALOUR HBAR SEK: C$3,191,907 (US$2,201,315)

●	VALOUR DOT SEK: C$3,169,633 (US$2,185,954)

●	VALOUR RNDR SEK: C$3,121,695 (US$2,152,893)

●	VALOUR BTC SEK: C$2,639,506 (US$1,820,349)

●	VALOUR INJ SEK: C$2,167,541 (US$1,494,856)

●	VALOUR TAO SEK: C$1,901,723 (US$1,311,533)

●	VALOUR ADA SEK: C$1,708,077 (US$1,177,984)

These inflows highlight Valour’s leadership in providing access to diverse digital assets.

Valour’s Top ETPs by AUM

Via its subsidiary Valour, DeFi Technologies operates the third-largest Solana fund globally and the largest in North America. Valour generates revenue in part by staking its AUM. For reference, in Q3 2024, Valour earned 8.12% of AUM in staking and management fees, based on staking an average of 67% of its AUM, which totaled C$753 million (US$537 million).

●	Valour SOL: C$526,357,999 (US$367,366,302)

●	Valour BTC: C$362,703,474 (US$253,145,263)

●	Valour ADA: C$96,340,986 (US$67,240,228)

●	Valour ETH: C$96,410,234 (US$67,288,559)

●	Valour XRP: C$85,714,558 (US$59,823,619)

●	Valour SUI: C$73,136,659 (US$51,045,000)

●	Valour AVAX: C$31,466,841 (US$21,961,967)

●	Valour DOT: C$26,711,029 (US$18,642,696)

Strong Financial Position

As of January 31, 2025, the Company maintains a strong financial position:

Cash and USDT Balance: Approximately C$27.2 million (US$18.9 million), a 24.9% increase from the previous month.

Loans Payable: Approximately C$8.3 million (US$6 million), unchanged from the previous month, primarily attributed to the ongoing Genesis restructuring

Digital Asset Treasury

The company also maintained a diversified portfolio of assets in its treasury, led by BTC, SOL, ETH, and AVAX tokens. The portfolio’s total value stood at approximately C$63.4 million (US$44.2 million), representing an 8.7% increase from the previous month due to an increase in digital asset prices compared to the previous month. The company may choose to rebalance or increase its treasury at any time using its current C$90.6 million (US$63.1 million) in cash, USDT, and treasury holdings.

●	208.8 BTC: C$29,111,593 (US$20,324,987)

●	433,322 AVAX: C$24,629,461 (US$17,195,674)

●	14,375 SOL: C$4,286,865 (US$2,992,982)

●	1,462,703 CORE: C$2,578,571 (US$1,800,294)

●	131,616 DOT: C$1,362,939 (US$951,570)

●	586,683 ADA: C$809,301(US$565,034)

●	121 ETH: C$602,810 (US$420,867)

●	490.5 UNI: C$10,099 (US$7,051)

DeFi Technologies Operated Validator Nodes

DeFi Technologies operates three validator nodes: one on Solana (SOL), one on CORE, and another on Cardano (ADA). The company stakes a portion of its C$526 million (US$367 million) in SOL on its validator node, generating an approximate 8% yield. If the entire current amount of SOL were staked, it would generate approximately C$42 million (US$29 million) in revenue annually for the Company.

Additionally, on its CORE validator, the company stakes a portion of its BTC holdings, which total C$362 million (US$253 million), generating a yield between 6-8% more recently on DeFi’s BTC and CORE holdings.

On its Cardano validator, DeFi stakes a portion of its C$96.34 million (US$67.24 million) in AUM, generating an estimated average of 2.7% yield.

DeFi Alpha Strategy

The Company is assessing multiple arbitrage opportunities, having generated revenues of C$111.5 Million (US$82.0 Million) in Q2 2024 and C$20.6 million (US$14.7 million) in Q3 2024 with zero losses to date. This strategy has strengthened the Company’s financial position, enabling debt repayment and supporting the deployment of a digital asset treasury strategy.

Stillman Digital

Stillman Digital reported a consolidated trading revenue of approximately C$1.2M for December 2024, projecting an annualized run rate of over C$14M. In support of its international expansion, the company has enhanced its banking infrastructure through a partnership with Bank Frick. This collaboration introduces a groundbreaking solution that enables seamless fiat transaction settlements through the innovative Bank FrickxPulse network. Additionally, a partnership with Finery Markets is yielding positive growth results, further boosting the Company’s foray into the international stage. Stillman also strengthened its team with several key hires in engineering and trading to optimize the monetization of its billions of dollars in trading flow and enhance its built-in-house technology infrastructure.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; digital asset treasury strategy of the Company; expansion of digital asset ETPs; yield amounts from the Company’s validator nodes; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton

Chief Executive Officer

ir@defi.tech

(323) 537-7681

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